September 9, 2010

By EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 000-05486

Dear Mr. Rosenberg:

We are in receipt of your letter dated August 26, 2010 (the “Comment Letter”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 for Presidential Life Corporation (the “Company”).

Set forth below are the Company’s responses.  For convenience of reference, the Staff comment is reprinted in italics and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11.  Executive Compensation, page 36

1.

We note that your executive compensation disclosure in your proxy statement on Schedule 14A includes required disclosure that was not provided in your Form 10-K.  For example, the disclosure in the proxy provides a more robust compensation discussion and analysis section (including disclosure about benchmarking and an explanation for changes in base salaries), required footnote disclosure to the summary compensation table, and quantification of payments upon termination or change-in-control.  Please confirm that future filings on Form 10-K will provide the level of disclosure you provided in your proxy statement.  Also, please confirm that the disclosure provided in the Form 10-K will be revised before it is incorporated by reference into any registration statement.

Response

The Company confirms that it will provide the level of disclosure provided in the proxy statement for future filings on Form 10-K, commencing with the Annual Report on Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”), unless such disclosure is incorporated by reference from a definitive proxy statement filed within the permitted 120-day period.  The Company also confirms that the disclosure in the 2009 Form 10-K will be revised as contemplated by the Staff’s comment in an amendment to the 2009 Form 10-K before it is incorporated by reference into any registration statement.  Alternatively, any SEC filing that incorporates by reference the 10-K will itself include the same level of compensation disclosure and analysis contained in the proxy statement.

Item 15.  Exhibits, Financial Statements Schedules and Reports on Form 8-K, page 44

2.

We note that the employment agreements with your named executive officers are not listed in the exhibit index for the Form 10-K.  Please confirm that employment agreements with each of your named executive officers have been filed, or in the alternative file any missing employment agreements.  Please also confirm that in future filings the exhibit index will list and incorporate by reference all employment agreements with your named executive officers.

Response

The Company confirms that the employment agreements with each of the named executive officers have been filed on Form 8-K, Exhibit Numbers 10.1 and 10.2, except for Jerrold Scher whose employment agreement will be filed today on Form 8-K, Exhibit Number 10.1.   The Company confirms that in all future filings, commencing with the 2010 Form 10-K, the exhibit index will list and incorporate by reference all employment agreements with the named executive officers.

Signatures, page 45

3.

We note that your Form 10-K does not appear to have been signed by an individual identified as your principal accounting officer or controller as required under Instruction D to Form 10-K.  If your principal accounting officer or controller has signed the Form 10-K, please confirm that you will indicate this additional capacity in the signature block for this individual in your future filings.  If your principal accounting officer or controller has not signed your Form 10-K, please amend your Form 10-K to provide this required signature.

Response

The Company confirms that the Company’s Acting Chief Financial Officer and principal accounting officer signed the 2009 Form 10-K.  Please note that all future filings, commencing with the 2010 Form 10-K, will indicate the capacity of the principal accounting officer in the signature block.

Item 15.  Financial Statements

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

D.  Investments, page F-7

4.

Please revise your disclosure to state your accounting policy for recording transfers of securities between categories.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will add disclosure under Note 1D to state the accounting policy for recording transfers of securities between categories, substantially as follows:

“For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Company receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value, which is mainly for its fixed maturity investments.  The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Company secures an estimate of fair value from brokers, when available, who utilize valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  When broker prices are unavailable, the Company prices the securities using either discounted cash-flow models or matrix pricing.  The Company’s policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data.  This may include: circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.  In certain cases, the inputs used to measure the fair value may fall into levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment.  In making the assessment, the Company considers factors specific to the asset. ”

5.

Please discuss your policy for how security premiums and discounts are amortized or accreted over the life of the related security and the method used.  Address your accounting for anticipated prepayments for mortgage-backed and asset-backed securities and your accounting for changes in estimates of prepayments.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will include disclosure similar to the following,  under Note 1D to discuss the policy for how security premiums and discounts are amortized or accreted over the life of the security and the method used:

“Premium and discounts are amortized/accrued using methods which result in a constant yield over the securities expected lives.  Amortization/accrual of premium and discounts on residential mortgage and asset-backed securities incorporate prepayment assumptions to estimate the securities expected lives.”

6.

You state in Note 1D that adjustments to investment income have been $13.7 million, $27.1 million and $13.4 million in the years ending December 31, 2009, 2008 and 2007 which we believe are material to net income for each year presented.  You also state that you receive quarterly financial information for the partnerships.  Please disclose why management considers the information received on a quarterly basis from the limited partnerships as unreliable and why you believe your quarterly estimates provide a better measurement of the income from the partnerships.  In addition, you state that management estimates the classification of cash distributions received between investment income and return of capital based on correspondence from the respective partnerships.  Tell us why you have not reduced the carrying value of your investment under the equity method for the entire cash distribution, similar to dividends received.  Please tell us why you believe your accounting is in compliance with the equity method and provide the journal entries that you make to reflect your accounting of these distributions.

Response

The Company considers the quarterly unaudited financial information to be unreliable (and in many cases, insufficient) based on comparisons to the annual audited financial statements.  Certain limited partnerships (L.P.s) do not provide the necessary information on the quarterly statements to properly break-out the different components (i.e. realized or unrealized) required for accounting purposes and, in fact, some L.Ps do not provide quarterly statements at all. The Company normally receives audited financial statements and annual schedule K-1 from L.Ps primarily during the second and third quarters. Thereafter, an analysis is performed to periodically measure the accuracy and reliability of the realized and unrealized gains and losses on the quarterly statements to the annual Schedule K-1s received from the L.Ps.  The last analysis was performed in March 2009 using 2007 quarterly statements and annual audited financial statements.  In this analysis, there were many instances where the comparisons showed large differences (in some cases over 100%) from the quarterly statements to the Schedule K-1s .  As such, the Company concluded the unaudited quarterly statements to be unreliable.  The Company will be conducting another analysis in the 4th quarter of 2010 using financial information from 2009.

The private equity funds generally distribute realized gains, and the amounts can be significant.  For the private equity funds, however, a majority of the distributions received represent realized gains in the current fiscal year.   When the partnerships make distributions, they typically estimate how much of the distribution represents return of original capital and how much represents realized gains.  The Company considered and concluded that if we followed conventional equity accounting, and credited all distributions received to the investment account, we could possibly be reducing the investment account for amounts that were never included in the investment account, such as realized gains from the sale of assets that were not previously recognized as unrealized gain.  As an alternative, the Company considered using the partnerships’ estimates of how much of the distributions represents a return of original capital versus realized gains and how much of the previously recognized unrealized gain that needs to be reversed.  The estimated return of original capital is recorded as a reduction of the investment and the estimated realized gain is recorded as net investment income.  The Company concluded that this second approach would allow the Company to report its share of estimated realized gains in income on a more timely basis rather than waiting until it receives the partnerships’ audited financial statements and mitigate the effects of the partnerships’ reporting lag.  In 2009, realized gains arising from limited partnership cash distributions amounted to $1.3 million (less than 1% of net investment income) and unrealized gains were reduced by approximately $2.1 million.  When the Company receives the audited financial statements, it reconciles the actual realized and unrealized gains in the financial statements to each partnership’s activity recorded during the year, and records adjusting entries as needed as part of recording equity in that year’s earnings.  Therefore, the Company adopted a policy of recording the portion of distributions received that represents estimated realized gains as net investment income, recording the portion of distributions received that represent estimated return of original capital as a reduction of the investment, and reducing any previously recognized unrealized gain or loss and reconciling the estimates to actual when the audited financial statements are received.

The following journal entries reflect the Company’s accounting treatment for the limited partnerships.  The first entry reflects the initial investment in the L.P in 2008.  Assuming no distributions in 2008, the second entry reflects the true-up entry to the Schedule K-1 received in 2009.  The third entry reflects a cash distribution from a sale of an asset in 2009, along with an adjustment to the OCI account and the fourth entry reflects the true-up entry to the 2009 Schedule K-1 received in 2010:

1)

Initial Investment in 2008 ($5 million):

Debit - Investment in LP

$5,000

Credit – Cash

$5,000

2)

True-up entry related to 2008 Schedule K-1 rec’d in 2009 (assumes $400 valuation increase)

Debit – Investment in LP

$   400

Credit – Unrealized Gain (OCI)

$   400

3)

Cash Distribution in 2009 ($1 million – 60% Return of Capital and 40% realized gain and adjustment to OCI):

Debit – Cash

$1,000

Credit – Investment in LP

$   600

Credit – Realized Gain

$   400

To record the cash distribution

Debit – Unrealized Gain (OCI)

$   400

Credit – Investment in LP

$   400

To reverse unrealized gain previously recognized in OCI

4)

True-up entry related to 2009 Schedule K-1 rec’d in 2010 (assumes $700 in realized gains and a $200 valuation decrease)

Debit – Investment in LP

$   300

Credit – Realized Gain

$   300

($700 shown on K-1 less $400 booked on distribution)

To record realized gain true-up to K-1

Debit – Unrealized Loss (OCI)

$   200

Credit – Investment in LP

$   200

To record valuation decrease in LP

2.  Investments, page F-9

A.  General

1.

Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).   Please avoid references to weighted average ratings.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will include disclosure substantially similar to the following:

“At December 31, 2009, the Company held two bonds that are guaranteed by third parties.

(in thousands)

   Moodys

    Moodys

Name

Par Amount

with guarantee

w/o guarantee

Guarantor

American General Finance

   $8,920

       Ba2

      B3

AIG Life

Medical University of S.C.

   $3,000

       Baa1

      Baa1

Nat’l Reins. of FHA”

The Company will also disclose any significant concentration in a guarantor, as contemplated by the Staff’s comment.

2.

You state on page 11 that approximately 24% of the Company’s investment portfolio in limited partnerships is involved in distressed asset investments.  You state that these limited partnerships take positions in debt and equity securities, loans originated by banks and other liabilities of financially troubled companies and investments in companies undergoing debt restructurings, which by their nature have a high degree of financial uncertainty, may be senior, unsecured or subordinated indebtedness.  Please provide additional quantitative and qualitative disclosure in Management’s Discussion and Analysis regarding these investments.  Such disclosure could entail a breakdown of the investments by type, amount and credit rating as well as other information which you may deem meaningful for an investor to understand the nature of your investment in the limited partnerships.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will expand the disclosure under Management’s Discussion and Analysis to provide additional quantitative and qualitative detail involving the limited partnerships with distressed asset investments.  Such disclosure will be substantially similar to the following:

“Approximately 80% of the funds invested in this segment by the Company are in five partnerships which are managed by three different General Partners, each of which have significant experience in distressed debt investing.  These General Partners seek to invest in situations which reflect a significant discount to underlying collateral value or enterprise value, or both, with the intent of recovering substantial premiums to acquisition prices.  A common element to each General Partner’s approach is to identify good companies with weak balance sheets through a rigorous fundamental analysis of each individual investment, combined with an emphasis on the acquisition of securities in the upper part of the capital structure.

Securities or obligations of entities involved in or emerging from reorganization proceedings under U. S. Bankruptcy laws are often available at prices that may represent significant discounts to underlying collateral values or enterprise values.  Investment strategies in this segment include investments in secured debt of distressed companies where the General Partner believes it can significantly influence the outcome of events by acquiring a controlling or blocking interest in order to maximize recoveries and returns.  Control-focused strategies can provide for the ability to mitigate risk by influencing not only the timing of a re-organization but also the structure of a company’s reorganized balance sheet.”

B.  Variable Interest Entities, page F-12

3.

You state that you have ownership interests of 1-3% of 70 limited partnerships.  You also state on page 14 and in Note 1D to the financial statements that you are accounting for the investments under the equity method.  You state on page 32 that the Company uses the equity method of accounting for investments in limited partnership interests in which it has more than a minor equity interest, or more than a minor influence over the joint ventures and partnership’s operations, but does not have a controlling interest.  ASC 323-30-25-1 states that investors in partnerships shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10 if the investor has the ability to exercise significant influence over the investee.  ASC 323-10-15-6 defines significant influence.  ASC 323-30-899 states that use of the equity method is required unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”.  Generally investments of more that 3 to 5 percent are considered to be more than minor.  Please tell us why you believe you exert significant influence in your equity method investments.

Response

In accordance with ASC 944-325-35-30-1, insurance companies carry investments in nonmarketable equity securities at fair value, with unrealized gains and losses reported in other comprehensive income.  However, insurance companies, like all enterprises, must consider whether investments should be accounted for by the equity method.  In making this determination, The Company considered APB Opinion No. 18 and the associated AICPA Staff Interpretations, EITF Topic D-46 (codified into ASC 323-30), and EITF Issue 03-16.  APB Opinion 18 (ASC 323-30-25-1 and ASC 323-10) requires the equity method for investments in common stock in which an investor has ability to exercise significant influence.  It also states that an investor is presumed to have such ability with an investment of 20% or more and is presumed not to have such ability with an investment of less than 20%.

During the 1990s, there was extensive discussion in the profession about application of the equity method to investments in limited partnerships in conjunction with the AICPA’s Accounting Standard Executive Committee (“AcSEC”)’s deliberations on whether to revise Statement of Position 78-9.  Proponents of the equity method, as stated in paragraph 10 of APB Opinion 18 (ASC 323-10-35), view the equity method as being more consistent with accrual accounting, whereas the cost method is more consistent with cash basis accounting.  During AcSEC’s discussions, a majority of AcSEC concluded that for investees with specific ownership accounts, to which each investor’s computed share of net income or loss is allocated annually, the case for each investor applying the equity method and accruing its share of the investee’s net income or loss was compelling.  AcSEC’s discussions influenced the views of the SEC staff, which are set forth in Topic D-46, and of the EITF, as set forth in Issue 03-16.  The SEC staff’s announcement in Topic D-46 (codified into ASC 323-30) generally requires limited partners to apply the equity method to account for investments in partnerships but permits limited partners with interests of less than 3% to 5% to apply the cost method.  This view is also consistent with the fair value method for insurance companies, as noted above.  Our understanding is that the permitted exclusion was a practical accommodation by the SEC Staff to avoid imposing the costs of applying equity method for small investments.  The principle that equity method represents accrual accounting for an investment with a specific ownership account is as compelling for a 1% interest as for a 10% or 20% interest.

Based on this analysis of the literature and underlying theoretical basis for the equity method for investments with specific ownership accounts, the Company adopted an accounting policy of applying the equity method to all of its investments in limited partnerships, regardless of level of ownership.

10.  Fair Value Information

B.  Valuation of Investments, page F-18

4.

Your disclosure states that you use third party pricing services to price a significant portion of your securities.  Please revise your disclosure to clarify the following:

•

Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;

•

Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will expand the disclosure on third party pricing services substantially as follows:

“The Company utilizes an independent third party pricing service to estimate fair value measurements for approximately 98.4% of its fixed maturities.  The majority of the remaining fair value measurements are based on non-binding broker prices  because either quoted market prices or an estimate from the pricing services are unavailable.  The broker prices are based on dealer quotations for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service.  In general, the Company utilizes one third party pricing service to obtain the market price of each security and utilizes a secondary pricing service to the extent needed.  The Company performs an analysis on the prices received from third party security pricing services and independent brokers to ensure that the prices represent a reasonable estimate of the fair value. The Company validates the valuations from its primary pricing source through a variety of procedures that include but are not limited to comparison to additional independent third-party pricing services or brokers, where possible, a review of third party pricing service methodologies, and comparison of prices to actual trades for specific securities where observable data exists.  The Company makes no adjustments to the quoted prices. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets, such as U.S Treasury Securities.  Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications and models which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.   Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios for issues that have early redemption features.”

C.  Additional Information, page F-19

1.

Please revise your disclosure for the Table of Level 3 Asset changes to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3.

Response

In future filings, commencing with the 2010 Form 10-K, the Company will revise the disclosure to include a statement substantially similar to the following:

“Transfers from Level 2 occurred as a result of the inability to obtain observable inputs to support the prices provided by the Broker-Dealers for substantially all the securities that were transferred to Level 3.”

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 1.  Unaudited Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

2.  Investments, page 11

2.

You disclose that unrealized losses were $52.4 million at June 30, 2010 of which $47.8 million has been in an unrealized loss position for twelve months or more.  Please expand your disclosure by category to state the number of investments in an unrealized loss position and the severity of the impairment.

Response

In future filings, commencing with the Company’s Form 10-Q for the quarterly period ended September 30, 2010, the Company will expand its disclosure on the unrealized loss position substantially as follows:

“The following table presents the gross unrealized losses for fixed maturities where the estimated fair value had declined and remained below amortized cost for twelve months or more at June 30, 2010.

# of Issuers	% of Market/Book	Unrealized Loss
61	90%-99%	$10,322
31	80%-89%	12,245
14	70%-79%	13,373
4	60%-69%	2,975
2	50%-59%	8,074
3	0%-49%	773

     115

             $47,762”

3.  Fair Value Measurements

C.  Valuation of Investments, page 14

3.

Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06.  Please refer to ASC 820-10-55-22A for the examples of the input to be disclosed.

Response

In future filings, commencing with the Company’s Form 10-Q for the quarterly period ended September 30, 2010, the Company will expand the disclosure for assets classified as Level 2 and Level 3 to identify the inputs used in determining the fair value of each asset class, substantially as follows:

“Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data.  Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities.

Level 3 valuations are generated from techniques that use significant assumptions not observable in the market.  These unobservable assumptions reflect the Company’s assumptions that market participants would use in pricing the asset or liability.  Valuation techniques include the use of option pricing models, discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances.”

In connection with our response to your Comment Letter, the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to the disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Please direct any further questions or comments you may have regarding this filing to the Company’s Chief Financial Officer, Pete Pheffer, at (845)-358-2300 ext. 205.

Sincerely,

/s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer